November 21, 2019

Paul Rivera
Chief Executive Officer
Electrameccanica Vehicles Corp.
102 East 1st. Avenue
Vancouver, British Columbia
Canada, V5T 1A4

       Re: Electrameccanica Vehicles Corp.
           Post-Effective Amendment to Form F-1
           Filed November 12, 2019
           File No. 333-222814

Dear Mr. Rivera:

       We have reviewed your post-effective amendment and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form POS AM filed November 12, 2019

General

1. This post-effective amendment was filed to update the financial information in your Form
       F-1, which last contained audited financial statements for the fiscal year ended December
       31, 2017. Under Section 10(a)(3) of the Securities Act, "when a prospectus is used more than nine months after the effective date of the registration statement, the [audited financial] information contained therein shall be as of a date not more than sixteen months prior to such use." Please tell us whether you engaged in the offer or sale of your securities, including the issuance of securities pursuant to the exercise of your warrants, using the prospectus during which time the audited financial statements in the prospectus were not current.
 Paul Rivera
FirstName LastNamePaul Rivera
Electrameccanica Vehicles Corp.
Comapany 21, 2019
November NameElectrameccanica Vehicles Corp.
Page 2
November 21, 2019 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal
Branch Chief, at (202) 551-3397 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      William Rosenstadt